UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Partner Communications Company Ltd.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, par value NIS 0.01 per share
(Title of Class of Securities)

70211M109
(CUSIP Number)

Scailex Corporation Ltd.
48 Ben Zion Galis Street
Segula Industrial Area
Petach Tikva 49277, Israel
Attn: Yahel Shachar, CEO

With a copy to:

Rona Bergman Naveh, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
+972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70211M109	Page 2 of 13
1	NAME OF REPORTING PERSON: Ilan Ben-Dov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 71,498,719*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 71,498,719*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,498,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.9%**
14	TYPE OF REPORTING PERSON: IN

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 69,325,593 ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd., and Ilan Ben-Dov and Ben-Dov Holdings Ltd. may be deemed to be the beneficial owners of an additional 2,173,126 ordinary shares of the Issuer that are owned directly by Suny Electronics Ltd.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 73.14% of the ordinary shares of Suny Electronics Ltd.  Ben-Dov Holdings Ltd., together with (x) E. Ben-Dov Investments Ltd., Tao Tsuot Real Estate Ltd. and Harmony (Ben-Dov) Ltd. (each wholly-owned by Ilan Ben-Dov) and (y) Tao Tsuot Ltd. (an Israeli public company; Ilan Ben-Dov beneficially owns 69.66% of Tao Tsuot Ltd.’s shares) (Ben-Dov Holdings, E. Ben-Dov Investments Ltd., Tao Tsuot Real Estate Ltd., Harmony and Tao Tsuot Ltd. are collectively referred to as the “Ben-Dov Companies”), collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively own 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding shares of Scailex Corporation Ltd.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through a company wholly-owned by him.  Accordingly, Ilan Ben-Dov may be deemed to have the shared voting and dispositive power with respect to 71,498,719 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Ilan Ben-Dov disclaims beneficial ownership of all ordinary shares of the Issuer reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of February 1, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer).

Page 2 of 13 Pages

CUSIP No. 70211M109	Page 3 of 13
1	NAME OF REPORTING PERSON: Ben-Dov Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 71,498,719
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 71,498,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,498,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.9%**
14	TYPE OF REPORTING PERSON: CO

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 69,325,593 ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd., and Ilan Ben-Dov and Ben-Dov Holdings Ltd. may be deemed to be the beneficial owners of an additional 2,173,126 ordinary shares of the Issuer that are owned directly by Suny Electronics Ltd.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 73.14% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively own 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding shares of Scailex Corporation Ltd.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through a company wholly-owned by him.  Accordingly, Ben-Dov Holdings Ltd. may be deemed to have the shared voting and dispositive power with respect to 71,498,719 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Ben-Dov Holdings Ltd. disclaims beneficial ownership of all ordinary shares of the Issuer reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of February 1, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer).

Page 3 of 13 Pages

CUSIP No. 70211M109	Page 4 of 13
1	NAME OF REPORTING PERSON: Suny Electronics Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 71,498,719*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 71,498,719*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 71,498,719*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.9%**
14	TYPE OF REPORTING PERSON: CO

* Ilan Ben-Dov, Ben-Dov Holdings Ltd. and Suny Electronics Ltd. may be deemed to be the beneficial owners of 69,325,593 ordinary shares of the Issuer that are owned directly by Scailex Corporation Ltd.  Suny Electronics Ltd. directly owns an additional 2,173,126 ordinary shares of the Issuer.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 73.14% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively own 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding shares of Scailex Corporation Ltd.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through a company wholly-owned by him.  Accordingly, Suny Electronics Ltd. may be deemed to have the shared voting and dispositive power with respect to 71,498,719 ordinary shares of the Issuer in the aggregate, owned directly by Scailex Corporation Ltd. and Suny Electronics Ltd.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Suny Electronics Ltd. disclaims beneficial ownership of the ordinary shares of the Issuer owned by Scailex Corporation Ltd. reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of February 1, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer).

Page 4 of 13 Pages

CUSIP No. 70211M109	Page 5 of 13
1	NAME OF REPORTING PERSON: Scailex Corporation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: BK, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 69,325,593*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 69,325,593*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,325,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.5%**
14	TYPE OF REPORTING PERSON: CO

* Scailex Corporation Ltd. directly owns 69,325,593 ordinary shares of the Issuer.  Ben-Dov Holdings Ltd., a company wholly-owned by Ilan Ben-Dov, directly owns 73.14% of the ordinary shares of Suny Electronics Ltd.  The Ben-Dov Companies collectively own 80.56% of the ordinary shares of Suny Electronics Ltd.  However, because 8.91% of the ordinary shares of Suny Electronics Ltd. are owned by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics Ltd., the Ben-Dov Companies effectively own 88.45% of the voting rights of Suny Electronics Ltd.  Suny Electronics Ltd. owns 78.71% of the outstanding shares of Scailex Corporation Ltd.  Ilan Ben-Dov indirectly owns 3.63% of the outstanding ordinary shares of Scailex Corporation Ltd. through a company wholly-owned by him.  Accordingly, Scailex Corporation Ltd. may be deemed to have the shared voting and dispositive power with respect to 69,325,593 ordinary shares of the Issuer owned directly by it.

** In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 ordinary shares of the Issuer outstanding as of February 1, 2012 (not taking into account 4,467,990 dormant shares of the Issuer which are held by the Issuer).

Page 5 of 13 Pages

The statement on Schedule 13D filed on November 12, 2009, relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer” or “Partner”) (the statement on Schedule 13D is referred to herein as “Schedule 13D” or the “Original Filing”) is hereby amended as set forth below by this Amendment No. 1. (this “Amendment”).  This Amendment supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

This Amendment is being filed jointly by Ilan Ben-Dov, Ben-Dov Holdings Ltd. (“Ben-Dov Holdings”), Suny Electronics Ltd. (“Suny Electronics”) and Scailex Corporation Ltd. (“Scailex” and, collectively with Ilan Ben-Dov, Ben-Dov Holdings and Suny Electronics, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 1 to the Original Filing.

Item 2.   Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Ilan Ben-Dov holds 100% of the ordinary shares of Ben-Dov Holdings, which holds 73.14% of the ordinary shares of Suny Electronics.1  Suny Electronics owns 78.71% of the ordinary shares of Scailex.2

Ilan Ben-Dov is the sole director of Ben-Dov Holdings, which has no executive officers. Suny Electronics has five directors (Ilan Ben-Dov, Ram Dviri, Yehiel Feingold, Eti Livni, Gidon Rabinovich and Yaakov Vizel) and four executive officers (Yahel Shachar, Galit Alkalay-David, Eliyahu Noah and Moshe Cohen). Scailex has six directors (Ilan Ben-Dov, Arie Ovadia, Shalom Singer, Regina Ungar, Yehiel Feingold and Yoav Biran) and five executive officers (Yahel Shachar, Galit Alkalay-David, David Piamenta, Tomer Pomerantz and Moshe Cohen).

Each of Ben-Dov Holdings, Suny Electronics and Scailex is organized under the laws of Israel. The business address of Ben-Dov Holdings and Suny Electronics is Segula 46, Industrial Zone, Petach Tikva, Israel. The business address of Scailex is 48 Ben Zion Galis Street, Segula Industrial Center, Petach Tikva, Israel.

Ilan Ben-Dov, a citizen of Israel, who resides at 14 Mishmar Hagvul, Tel Aviv, is principally employed as the chairman of the board of directors of Partner, Scailex and Suny Electronics.  The principal business of Scailex is a holding company whose most substantial holding is Partner and an importer into Israel of cellular phones, tablets, accessories and spare parts, and the principal business of Suny Electronics is the holding of Partner and the importation of cellular phones, tablets, accessories and spare parts, all through Scailex.  The principal business of Ben-Dov Holdings is a holding company.

Both Suny Electronics and Scailex are traded on the Tel Aviv Stock Exchange (“TASE”).

Set forth on Schedule 1 hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this Amendment, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such entities or persons, during this period, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(1)
The Ben-Dov Companies (as defined above) collectively hold 80.56% of the ordinary shares of Suny Electronics. However, because 8.91% of the ordinary shares of Suny Electronics are held by Suny Telecom (1994) Ltd., a wholly-owned subsidiary of Suny Electronics, the Ben-Dov Companies effectively own 88.45% of the outstanding shares of Suny Electronics.

(2)	Tao Tsuot Real Estate Ltd, wholly-owned by Ilan Ben-Dov, holds an additional 3.63% of the ordinary shares of Scailex.

Page 6 of 13 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

The Bond Offering section of Item 3 of Schedule 13D is amended by adding the following paragraphs:

In March 2010, Scailex pledged an additional 2,489,390 Ordinary Shares for the benefit of the holders of its Series A - D Bonds (the “Pledge”).  The Pledge was made following a distribution by Partner of an aggregate amount of NIS 1.4 billion in dividends (the “Dividend Distribution”).  The Dividend Distribution was conducted under court approval, which was granted in February 2010, instead of under the “profit test” under, and as such term is defined in, Section 302 to the Companies Law, 1999.  The Pledge was required pursuant to the terms and conditions of the Series A - D Bonds in the event of a capital reduction, such as the capital reduction caused by the Dividend Distribution.  Following a repurchase of NIS 123,171,665 par value of Series A - D Bonds performed by Scailex during the period commencing on October 2010 and ending on February 23, 2012 (including, inter alia, a repurchase of Series C bonds in the Exchange Offer, as such term is defined below), the Pledge was released.  Therefore, as of February 20, 2012, a total of 23,116,452 Ordinary Shares were pledged for the benefit of holders of the Series A - D Bonds.

Following the repayment and/or completion by Scailex of its outstanding obligations under the Bank Financing Agreements, the irrevocable instructions, which were issued by Scailex to the benefit of Leumi Bank and Mizrahi Bank, with respect to the Ordinary Shares that were pledged for the benefit of Scailex’s bondholders, expired in March 2010.

In September 2010, Scailex and the holders of its Series C bonds agreed to conduct an exchange offer (the “Exchange Offer”), pursuant to which, in consideration for issuing up to NIS 540 million par value of Series F bonds to be listed on TASE, Scailex agreed to repurchase from such bondholders up to NIS 500 million par value of Series C bonds.  Based on the affirmative responses to the Exchange Offer, made by bondholders holding NIS 66,040,506 par value of Series C bonds, in October 2010, Scailex consummated the Exchange Offer, and in consideration thereof, Scailex issued to such bondholders who responded affirmatively to the Exchange Offer NIS 71,323,746 par value of Series F bonds. As security for its obligations toward the holders of the Series F bonds, Scailex has pledged for the benefit of such bondholders an aggregate of 1,264,287 Ordinary Shares, as well as all rights attached thereto, including the right to a dividend in cash or in kind and any other distribution, as well as rights to be issued by Partner in respect of and/or in relation to the aforesaid Ordinary Shares, bonus shares, a preemptive right or rights to receive other securities in respect thereof of any class whatsoever. Pursuant to a matching mechanism included in the deed of trust which governs the Series F bonds, based on, inter alia, the market value (on TASE) of the Ordinary Shares, beginning from January 1, 2014, Scailex may be required to pledge additional Ordinary Shares for the benefit of the holders of the Series F bonds.

The Vendor’s Loan section of Item 3 of Schedule 13D is amended by adding the following paragraphs:

As of March 2010, the negotiable bonds which were issued by Scailex for the benefit of the Seller, are registered for institutional trading on TASE, and are traded solely for the benefit of “institutional investors”, as such are defined under the Israeli Securities Law of 1968.

Pursuant to the terms and condition set forth in the Financing Agreements, in March 2010, following the Dividend Distribution, an additional 1,913,862 Ordinary Shares were pledged by Scailex to the benefit of the Seller. Accordingly, as of February 23, 2012, a total of 19,056,720 Ordinary Shares were pledged for the benefit of the Seller.

Following the repayment and/or completion by Scailex of its outstanding obligations under the Bank Financing Agreements, the irrevocable instructions issued by Scailex for the benefit of Leumi Bank and Mizrahi Bank with respect to the Ordinary Shares that were pledged for the benefit of Scailex’s bondholders expired in March 2010.

The Bank Financing Agreements section of Item 3 of Schedule 13D is amended by adding the following paragraphs:

In March 2010, Scailex fully repaid and completed all of its obligations to Bank Leumi and Bank Mizrahi under the Bank Financing Agreements, excluding certain obligations that remain outstanding to Bank Mizrahi relating to a certain credit facility that was extended by Bank Mizrahi to Scailex in connection with a financing of current activities and/or facility/credit line granted to Scailex by Mizrahi Bank, such credit facility as was immaterially amended by Scailex and Bank Mizrahi from time to time during the last two years.

Page 7 of 13 Pages

Following the aforementioned repayment of Scailex’s obligations under the Bank Financing Agreements, Bank Leumi and Bank Mizrahi released all pledges with respect to Ordinary Shares created by Scailex for their benefit. Therefore, as of February 23, 2012, no Ordinary Shares held by Scailex were pledged to the benefit of either of such banks.

The Source of Funds in connection with the Yashir Acquisition and with the Eurocom Acquisition section of Item 3 of Schedule 13D is amended by adding the following paragraph:

On November 19, 2009 the Eurocom Acquisition was closed, following the completion of all conditions precedents to such transaction, including, inter alia, the receipt of an approval by the Ministry of Communication to the transaction.  Accordingly, as of February 23, 2012, Suny Electronics directly owns 2,173,126 Ordinary Shares.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraphs:

As reported on TASE, on February 1, 2012, Scailex’s board of directors decided to retain the services of Deutsche Bank and Lazard Freres as financial advisors to Scailex with respect to Scailex’s exploration of strategic alternatives including a potential transaction with respect to Partner (including advice with respect to the structure, business plan, financing and/or solicitation with respect thereto).  Among the possible alternatives, Scailex and its financial advisors are considering raising equity either directly or indirectly through Partner, including the possibility of taking Partner or Scailex private or adding a significant co-investor into Partner or Scailex.  Deutsche Bank has confirmed, subject to due diligence and certain other terms and conditions, that it will be able to provide up to USD 1 billion in debt financing in connection with any such transaction.  There can be no assurance as to whether any particular strategic alternative will be recommended by the board of directors of Scailex and, if applicable, the board of directors of Partner.  Any strategic alternative that would be recommended would be subject to uncertainties and there can be no assurance that such strategic alternative or any other strategic alternative would ultimately be consummated.  The board of directors of Scailex also reserves the right to terminate its process of exploring strategic alternatives without recommending to take any action.

The description re Scailex’s engagement with Deutsche Bank and Lazard Freres under this Item 4, represents a translation of the Hebrew Immediate Report filed by Scailex on TASE on February 1, 2012 in connection therewith.

As described in Item 3 above, the Eurocom Acquisition was closed on November 19, 2009.

The Reporting Persons intend to review their investment in the Issuer on a regular basis.  The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose or otherwise deal in Ordinary Shares, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of Ordinary Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer.  In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, other investors and any applicable governmental agencies.  Such factors and discussions may materially affect the Reporting Persons’ investment purpose and may result in the Reporting Persons’ modifying their ownership of Ordinary Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Further, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans and/or make other proposals, and take any and all actions with respect to their investment in the Issuer as they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares beneficially owned by them, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions and subsequent developments affecting the Issuer.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Page 8 of 13 Pages

Item 5.    Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b): As of the date hereof, Scailex is the direct beneficial owner of 69,325,593 Ordinary Shares, representing approximately 44.5% of the total number of outstanding Ordinary Shares.  Scailex has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all of the Ordinary Shares owned by Scailex.

Suny Electronics may be deemed to be the beneficial owner of 71,498,719 Ordinary Shares, representing approximately 45.9% of the total number of outstanding Ordinary Shares, consisting of 2,173,126 Ordinary Shares directly owned by Suny Electronics and 69,325,593 Ordinary Shares directly owned by Scailex of which Suny Electronics may be deemed to be the beneficial owner.  Suny Electronics has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares owned by Scailex and Suny Electronics.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Suny Electronics disclaims beneficial ownership of the Ordinary Shares owned by Scailex reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

Ilan Ben-Dov and Ben-Dov Holdings may each be deemed to be the beneficial owner of 71,498,719 Ordinary Shares, representing approximately 45.9% of the total number of outstanding Ordinary Shares, consisting of 2,173,126 Ordinary Shares directly owned by Suny Electronics and 69,325,593 Ordinary Shares directly owned by Scailex. Each of Ilan Ben-Dov and Ben-Dov Holdings has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Ordinary Shares directly owned by Scailex and Suny Electronics. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of Ilan Ben-Dov and Ben-Dov Holdings disclaims beneficial ownership of all Ordinary Shares reported in this Schedule 13D/A, except to the extent of any pecuniary interest therein.

The Reporting Persons have acted in concert in connection with the transaction described herein. Consequently, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act.

(c) Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

Percentages set forth in this Schedule 13D were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and based on 155,645,708 Ordinary Shares outstanding as of February 1, 2012 (not taking into account 4,467,990 dormant Ordinary Shares which are held by Partner).

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Eurocom Acquisition section of Item 6 of Schedule 13D is amended by adding the following paragraph:

As described in Item 3 above, the Eurocom Acquisition was closed on November 19, 2009.

Page 9 of 13 Pages

After The Eurocom Acquisition section of Item 6 of Schedule 13D a new paragraph shall be added:

THE ACQUISITION OF “ISRAELI ENTITIES” SHARES OF PARTNER

On March 8, 2010, following the receipt of an approval by the Israeli Ministry of Communication, and pursuant to an agreement between Scailex and several third parties (neither related to, nor having any interest in, Scailex or its controlling shareholders) (in this paragraph: the “Sellers”), Scailex purchased from the Sellers 869,129 Ordinary Shares (in this paragraph: the “Purchased Shares”), which are registered in Partner’s registry of shareholders as shares of “Israeli Entities”, as such term is defined in Section 22A of Partner’s General License for the Provision of Mobile Radio Telephone Services under the Cellular Method, and which may be sold solely to “Israeli Entities”, subject to the approval by the Israel Minister of Communication (in this paragraph: the “Limitations”). In consideration of the Purchased Shares, Scailex sold and transferred to the Sellers 782,216 Ordinary Shares not subject to the Limitations.

Item 7.  Material to be Filed as Exhibits.

Item 7 is amended by adding the following Exhibit which is filed herewith:

25. Amendment and Addendum to the Trust Deed of August 18, 2009, between Clal Finance Trust 2007 Ltd. and Scailex Corporation Ltd., dated August 18, 2009 (Series F) (unofficial English translation from Hebrew).

Page 10 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 23, 2012

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar Yahel Shachar Chief Executive Officer By: /s/ Galit Alkalay-David Galit Alkalay-David Chief Financial Officer
SUNY ELECTRONICS LTD. By: /s/ Yahel Shachar Yahel Shachar Chief Executive Officer By: /s/ Galit Alkalay-David Galit Alkalay-David Chief Financial Officer
BEN-DOV HOLDINGS LTD. By: /s/ Ilan Ben-Dov Ilan Ben-Dov Director
ILAN BEN-DOV /s/ Ilan Ben-Dov

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SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

      Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of each Reporting Person that is an entity. Each of the persons named below is a citizen of Israel. The addresses of Scailex Corporation Ltd. (“Scailex”) and Suny Electronics Ltd. (“Suny Electronics”) are set forth in Item 2.  The name of each person who is a director of the applicable Reporting Person is marked with an asterisk.

Name and Business Address	Principal Occupation or Employment

Yahel Shachar c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CEO of Scailex and Suny Electronics

Galit Alkalay c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CFO of Scailex and Suny Electronics

David Piamenta c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Cellular Operators Field Manager of Scailex

Tomer Pomerantz c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Investments Manager of Scailex

Moshe Cohen c/o Scailex Corporation Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel
Internal Auditor of Scailex
Internal Auditor of Suny Electronics
(Although Moshe Cohen is internal auditor of both Scailex and Suny Electronics, he is not an employee of either company.  Rather, he is a partner at the accounting firm of Chaikin, Cohen, Rubin & Co., Kiryat Atidim, Building #4, POB 58143, Tel Aviv, Israel.)

Ilan Ben-Dov1 *

Ram Dviri * 16 Sharet St. Tel-Aviv, Israel	Owner and CEO of Decoram Ltd. 1 De-Haz St. Tel-Aviv, Israel

Gidon Rabinovich * 16 Ozov St. Tel-Aviv, Israel	CPA -Owner of a real estate development and construction company, mainly in the field of residential projects. -Business and financial consulting.

1 Information regarding Ilan Ben-Dov is provided in Item 2.

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Yaakov Vizel * Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	CEO of Derech Halotus Ltd. Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel

Eliyahu Noah * Segula Industrial Center 48 Ben Zion Galis St. Petach Tikva, Israel	Accountant of Suny Electronics

Yehiel Feingold * 6 Neurim, Kfar Saba	Consultant Eden Springs Europe B.V (sales of spring water) 6 Neurim, Kfar Saba

Eti Livni * 122 Wingate St. Herzeliya, Israel	Attorney, Director in various companies. Self employed. 8 Aba Even St. Herzeliya, Israel

Shalom Singer * 11 Shlomo Ben Yosef, Tel Aviv	Director and consultant in various companies. Managing Partner at Singer Meister Ltd. 7 Zabotinsky St. (Aviv Tower) Ramat-Gan, Israel

Yoav Biran * 3/4 Oved St. Jerusalem, Israel	Retired

Regina Ungar * 21 Ha’arbaa St., Tel Aviv	CEO of KMN Holdings Ltd. Isal Amlat Investments (1993) Ltd. 20 Lincolen St. (Beit Rubinshtein) Tel Aviv, Israel

Arie Ovadia * 11 Hashomer, Raanana	Partner and manager of Shemrok Israel Support Fund Consultants Ltd. (support fund) 23 Menachem Begin St., Tel Aviv, Israel

Page 13 of 13 Pages